

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Yuan Zhou
Chief Executive Officer
Zhihu Inc.
A5 Xueyuan Road
Haidian District, Beijing 100083
People's Republic of China

> **Re: Zhihu Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 10, 2021**
> **CIK No. 0001835724**

Dear Mr. Zhou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1. Please revise Section C.2 of Exhibit 99.2 to state clearly that the disclosures in the referenced tax section of the prospectus are the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

2. With respect to Exhibit 5.2, the first sentence of Section 1 appears to indicate that counsel reviewed only the listed documents. Please revise, as counsel must review all documents and make such inquiries as are necessary in order to render its opinion regarding the

legality of the shares. Similarly, please delete as inappropriate the assumption in Section 2.3.

You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services